Exhibit (d)(9)

June 30 2011

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, Georgia 30022

Ladies and Gentlemen:

NCR Corporation (“Buyer”) and Radiant Systems, Inc. (the “Company”) have engaged in preliminary, non-binding discussions regarding the possible acquisition of the Company by Buyer or an affiliate of Buyer (the “Proposed Transaction”). Although no definitive agreements have been reached or entered into regarding the Proposed Transaction, Buyer and the Company have concluded that it is in their mutual best interests to continue these discussions. Accordingly, Buyer and the Company hereby agree that commencing on the date hereof until the earlier of (i) the execution and delivery by Buyer and the Company of definitive documentation with respect to the Proposed Transaction; or (ii) Buyer’s written notice to the Company that it no longer intends to pursue the Proposed Transaction; or (iii) 11:59 p.m. New York City time on July 11, 2011 (such period of time, the “Exclusivity Period”), Buyer and the Company shall continue to discuss on an exclusive basis the Proposed Transaction, including the negotiation of the terms thereof and the definitive documentation regarding the same.

In consideration of the significant time, effort and expenses to be undertaken by Buyer in connection with the pursuit and negotiation of the Proposed Transaction, the Company hereby agrees that, during the Exclusivity Period, the Company shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or take any action to facilitate, induce or encourage any inquiries or the making of any proposal or offer from any person or group of persons other than Buyer and its affiliates that may constitute, or could reasonably be expected to lead to, an Alternative Transaction; (ii) enter into or participate in any discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction; (iii) furnish or cause to be furnished any non-public information relating to the Company or any of its subsidiaries, assets or businesses, or afford access to the assets, business, properties, books or records of the Company or any of its subsidiaries to any person or group of persons other than Buyer and its Representatives, in all cases for the purpose of assisting with or facilitating an Alternative Transaction; (iv) grant any waiver or release of any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company’s subsidiaries; or (v) enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any letter of intent, term sheet, acquisition agreement, merger agreement or other document relating to an Alternative Transaction. Immediately upon execution of this letter agreement, the Company shall, and shall cause its Representatives to, terminate any and all existing solicitations, discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction; provided, however, the foregoing will not preclude the Company or its Representatives from advising a party who makes contact with the Company or its Representatives that it is not prepared to engage in any such discussions or negotiations at this time.

As used herein, the term “Representatives” means a party’s affiliates, directors, officers, employees, agents, investment bankers, attorneys, accountants, consultants, advisors and other representatives.

As used herein, the term “Alternative Transaction” means any (i) direct or indirect acquisition (including by license or lease) of assets of the Company or any of its subsidiaries (including any equity interests of the Company’s subsidiaries) equal to 15% or more of the fair market value of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or net income on a consolidated basis are attributable, (ii) direct or indirect acquisition of beneficial ownership (as defined in Rule 13d-3 as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934) of any equity securities of the Company or an interest that currently or with the passage of time or other event is convertible into or exchangeable or exercisable for equity securities of the Company, representing in excess of 5% or the Company’s outstanding shares of capital stock, other than by employees or directors of the Company pursuant to the Company’s existing employee equity incentive plans in the ordinary course and consistent with past practice, (iii) merger, consolidation, share exchange, tender offer, exchange offer, business combination or similar transaction or series of related transactions involving the Company or any of its subsidiaries, or (iv) recapitalization, liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or any of its subsidiaries or the declaration or payment of an extraordinary dividend, whether in cash or other property, by the Company; in all cases of clauses (i)-(iii) where such transaction is to be entered into with any person or group of persons other than Buyer or its affiliates.

The parties hereto acknowledge that a breach of this letter agreement would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the Company hereby agrees that Buyer shall be entitled to equitable relief in the event of any breach or threatened breach of this letter agreement, including injunctive relief against any breach thereof and specific performance of any provision thereof, in addition to any other remedy to which Buyer may be entitled.

The parties hereto acknowledge that the execution and delivery of this letter agreement does not create any legally binding obligations between the parties relating to the Proposed Transaction except those specifically set forth herein. Each party acknowledges and agrees that this letter agreement expresses the parties’ interests in continuing discussions regarding the Proposed Transaction and is not intended to, and does not, create any legally binding obligation on any party to consummate the Proposed Transaction. Such an obligation will arise only upon the execution and delivery of final definitive agreements relating to the Proposed Transaction. The existence of this letter agreement and its terms are subject to that certain Mutual Nondisclosure Agreement between Buyer and the Company, dated May 27, 2011.

This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia without giving effect to any choice or conflict of law provision or rule (whether of the State of Georgia or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Georgia.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. This letter agreement may be amended, modified or supplemented only pursuant to a written instrument signed by the parties hereto, it is understood and agreed that no failure or delay by any party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. Further, no party to this letter agreement shall have any duty or obligation to extend the term hereof, which either party shall be free to do or not in its sole discretion.

If this letter accurately sets forth our understanding, kindly execute the enclosed copy of this letter and return it to the undersigned.

Very truly yours,

NCR Corporation

By:	/s/ William Nuti
Name:	William Nuti
Title:

ACCEPTED AND AGREED:

Radiant Systems, Inc.

By:	/s/ John Heyman
Name:	John Heyman
Title:

3